Exhibit 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended March 31,
	2004	2003
Net income	$872,000	$106,000
Less accrued perpetual preferred stock dividends	—	(8,000)

Net income available to common shareholders	$872,000	$98,000
Computation of average shares outstanding:
Shares outstanding at beginning of the period	3,233,008	3,260,368
Additional shares deemed outstanding because of stock dividends	—	—
Additional shares deemed outstanding because of stock splits	—	—
Shares redeemed under stock repurchase program	—	—
Shares issued during the year times average time outstanding during the year	1,860	—

Average basic shares outstanding	3,234,868	3,260,368
Dilutive shares	94,434	2,588

Average diluted shares outstanding	3,329,302	3,262,956
Basic earnings per share to common shareholders	$0.27	$0.03
Diluted earnings per share to common shareholders	$0.26	$0.03